SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2008
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                   __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                   __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.                   __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 30, 2008	By:	/s/ Staffan Hultgren

		Name:	Staffan Hultgren
		Title:	Director of Business Administration and Principal Financial Officer

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

As of January 1, 2008 the Company complies with International Reporting Standards (“IFRS”). The effects of the new accounting principles have been described in our 2007 Annual Report filed with the SEC.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-	changes in general economic and business conditions;
-	unanticipated changes in laws and regulations;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in business strategy; and
-	other risk factors listed in the reports furnished to the Securities and Exchange Commission from time to time.

The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Income Statements for the three month periods ended March 31, 2007 and March 31, 2008	3

Condensed Consolidated Balance Sheets as of December 31, 2007 and March 31, 2008	4

Condensed Consolidated Statements of Cash Flow for the three month periods ended March 31, 2007 and March 31, 2008	5

Notes to Condensed Consolidated Financial Statements	6 - 7

OPERATING AND FINANCIAL REVIEW	8 - 19

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month periods ended
	March 31, 2007	March 31, 2008
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	1,810	2,037	344
Drilling	918	1,133	191
Shipping	1,023	928	156
Property	494	517	87
New Businesses	409	476	80
Other	2	2	0
Total revenues	4,656	5,093	858

Net valuation on investment properties	(151)	(99)	(17)
Net gain on sales of assets	89	33	6
Total other income	(62)	(66)	(11)

Direct operating expenses:
Ferry operations	(1,339)	(1,607)	(271)
Drilling	(411)	(480)	(81)
Shipping	(817)	(770)	(129)
Property	(205)	(195)	(33)
New Businesses	(366)	(409)	(69)
Other	2	(5)	(1)
Total direct operating expenses	(3,136)	(3,466)	(584)

Selling and administrative expenses	(508)	(591)	(100)
Depreciation and amortization	(413)	(493)	(83)

Total operating expenses	(4,057)	(4,550)	(767)

Income from operations	537	477	80

Share of affiliated companies results	2	23	4

Financial income and expense:
Dividends received	10	21	4
Gain (loss) on securities, net	324	77	13
Interest income	277	244	41
Interest expense	(484)	(579)	(99)
Foreign exchange gains (losses), net	63	(14)	(2)
Other financial income (expense), net	(138)	(25)	(4)

Total financial income and expense	52	(276)	(47)

Minority interests	(4)	(1)	0

Income before taxes	587	223	37
Income taxes	14	256	43

Net income	601	479	80

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2007	March 31, 2008
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	690	754	127
Tangible fixed assets:
Vessels	15,343	15,383	2,592
Construction in progress	5,821	5,616	946
Equipment	867	739	124
Ports	1,092	999	168
Property	22,779	22,840	3,848
Total tangible fixed assets	45,902	45,577	7,678
Financial fixed assets:
Investment in affiliated companies	1,403	1,440	243
Investment in VIEs	9,251	8,331	1,403
Marketable securities	7,674	6,065	1,022
Other assets	5,435	5,513	929
Total financial fixed assets	23,763	21,349	3,597
Total noncurrent assets	70,355	67,680	11,402
Current assets:
Inventories	418	469	79
Trade debtors	2,670	2,570	433
Other receivables	3,197	4,377	738
Prepaid expenses and accrued income	996	1,207	203
Short-term investments	3,180	1,254	211
Cash and cash equivalents	708	792	133
Total current assets	11,169	10,669	1,797

Total assets	81,524	78,349	13,199

SHAREHOLDERS´ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	26,196	26,025	4,384
Minority interests	171	160	27
Total shareholders’ equity	26,372	26,190	4,412
Noncurrent liabilities:
Long-term debt	23,335	23,919	4,029
Debt in VIEs	8,021	7,459	1,257
Senior notes	5,973	5,447	918
Capitalized lease obligations	2,307	1,574	265
Other noncurrent liabilities	886	811	136
Pension liabilities	1,495	1,228	207
Other provisions	2,713	1,653	279
Deferred income taxes	4,121	3,925	661
Total noncurrent liabilities	48,851	46,016	7,752
Current liabilities:
Short-term debt	962	921	155
Capitalized lease obligations	154	72	12
Trade accounts payable	1,113	909	153
Income tax payable	116	80	14
Other	599	554	93
Accrued costs and prepaid income	3,357	3,607	608
Total current liabilities	6,301	6,143	1,035

Total shareholders’ equity and liabilities	81,524	78,349	13,199

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Three month periods ended
	March 31, 2007	March 31, 2008
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	601	479	80
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	370	493	83
Gain on sale of property, vessels and equipment	(89)	(33)	(6)
Gain (loss) on securities, net	(336)	(77)	(13)
Unrealized foreign exchange (gains) losses	(70)	112	19
Deferred income taxes	(47)	(275)	(46)
Minority interests	4	1	0
Provision for pensions	(147)	(134)	(22)
Net cash flows from trading securities	(21)	1,592	268
Share of affiliated companies results	(2)	(23)	(4)
Other non cash items	151	93	16
Receivables	(439)	(1,237)	(208)
Prepaid expenses and accrued income	(313)	(235)	(40)
Inventories	(26)	(57)	(10)
Trade accounts payable	(43)	(194)	(33)
Accrued costs and prepaid income	875	452	76
Income tax payable	(11)	(30)	(5)
Other current liabilities	355	104	18
Net cash provided by operating activities	812	1,031	167

Net cash flows from investing activities:
Purchase of intangible assets	(15)	(15)	(3)
Cash proceeds from sale of property, vessels and equipment	363	203	34
Capital expenditure on property, vessels and equipment	(1,615)	(1,724)	(290)
Purchase of subsidiaries, net of cash acquired	--	(55)	(9)
Investment in affiliated companies	(66)	(13)	(2)
Proceeds from sale of securities	1,919	1,672	281
Purchase of securities	(3,376)	(1,128)	(190)
Other investing activities	31	(231)	(39)
Net cash used in investing activities	(2,759)	(1,291)	(218)

Net cash flows from financing activities:
Proceeds from issuance of debt	5,041	1,850	311
Principal payments on debt	(1,502)	(557)	(94)
Net change in borrowings on line-of-credit agreements	(719)	(595)	(100)
Principal payments on capital lease obligations	(10)	(535)	(90)
Net change in restricted cash accounts	(213)	27	5
Other financing activities	(154)	(4)	0
Net cash provided by financing activities	2,443	186	32

Effect of exchange rate changes on cash and cash equivalents	(65)	158	27

Net change in cash and cash equivalents	431	84	14

Cash and cash equivalents at beginning of period	884	708	119

Cash and cash equivalents at end of period	1,315	792	133

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1  Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company") and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) (see also Note 4).

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars (“$”) using the noon buying rate on March 31, 2008 of $1 = SEK 5.936.

Note 2 Segment information

	(SEK in millions)	Three month periods ended March 31,
		2007	2008
	Income from operations:
	Ferry operations	10	(77)
	Drilling	320	392
Shipping:	Roll-on/Roll-off vessels	14	25
	Crude oil tanker	85	5
	Other shipping	(5)	(1)
	Net gain on sale of vessels	-	33
	Total shipping	94	62
	Property	242	273
	Net gain on sale of properties	89	1
	Net valuations on investment properties	(151)	(99)
	Total property	180	175
	New Businesses	(19)	6
	Other	(48)	(81)

	Total	537	477

	(SEK in millions)	Three month periods ended March 31,
		2007	2008
	Depreciation and amortization:
	Ferry operations	239	249
	Drilling	126	192
Shipping:	Roll-on/Roll-off vessels	23	26
	Crude oil tankers	4	8
	Other shipping	4	3
	Total shipping	31	37
	Property	6	2
	New Businesses	9	11
	Other	2	2

	Total	413	493

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

	(SEK in millions)	Three month periods ended March 31,
		2007	2008
	Capital expenditures:
	Ferry operations	586	342
	Drilling	778	270
Shipping:	Roll-on/Roll-off vessels	82	1
	Crude oil tankers	0	959
	Other shipping	2	0
	Total shipping	84	960
	Property	126	122
	New Businesses	39	28
	Other	2	2

	Total	1,615	1,724

Note 3 Shareholders’ Equity

Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 208 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

The changes in shareholders’ equity for the period December 31, 2007 to March 31, 2008 are as follows:

	Share Capital	Restricted reserves	Unrestricted reserves	Minority	Total shareholders’ equity
(SEK in millions)
Balance at December 31, 2007	5	716	25,480	171	26,372
Change in fair value of investments in equity securities	--	--	(455)	--	(455)
Bunker fuel hedges	--	--	118	--	118
Total exchange differences arising on translation of foreign operations	--	(42)	(493)	(10)	(545)
Equity hedges	--	--	221		221
Net income	--	--	480	(1)	479

Balance at March 31, 2008	5	674	25,351	160	26,190

Note 4 IFRS Information

As of January 1, 2008 the Company complies with International Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) issued by the International Accounting Standards Board (“IASB”).

This interim report has been prepared in accordance with IAS 34 “Interim Financial Reporting”. The accounting principles applied preparing this report are described in the section “Reporting in accordance with IFRS as of 2008” in our 2007 Annual Report. In the section “Reporting in accordance with IFRS as of 2008”, the anticipated full-year effects on the income statement and the balance sheet are reported in tables that show the full-year change regarding shareholders´ and the period’s earnings. This report includes comparable tables for the first quarter of 2008 compared with the first quarter 2007 prepared in accordance with IFRS.

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisitions of vessels, drilling rigs and real estate also has an impact on the results of each period.

Highlights of the first three months of 2008

Stena Bulk took delivery of the three medium range tankers, Stena Italica, Stena Conqueror and Stena Conquest in the first quarter of 2008.

On January 1, 2008, Stena Line acquired 100% of the shares in Sembo, a Swedish package holiday company, for SEK 61 million.

On January 15, 2008, Stena Line exercised an option to acquire the day ferry Stena Aurora, operating on the Helsinborg-Helsingör route.

In the first quarter of 2008, the Company repurchased USD 18 million of the Senior Notes due 2013 and USD 43 million of the Senior Notes due 2016.

After the year-end 2007, the financial leases for Stena DrillMax and the RoPax vessels Stena Trader and Stena Traveller were terminated. As a consequence of the termination of the leases, the income that the five-year leases would have generated is reported in the first quarter of 2008.

In the three months ended March 31, 2008, gains of SEK 32 million were recorded on the sale of the RoRo vessel Stena Shipper and one new built product tanker.

In the first quarter of 2008, properties were acquired for SEK 185 million and sold for SEK 800 million. In addition, Stena Property made an indicative bid for the Municipal housing companies in Stockholm.  As a result of the bid Stena Property has entered into a contract to acquire property for SEK 327 million.

SUBSEQUENT EVENTS

On May 1, 2008, a contract was signed for a fourth “ice-classed” DrillMax vessel with the Samsung Heavy Industry shipyard. The total investment is approximately USD 1.1 billion and the vessel will be delivered in the fourth quarter of 2011.

In May 2008, Stena Bulk entered into an agreement to acquire one Aframax tanker, Stena Confidence, for a total price of USD 46.3 million. The vessel has been sold for USD 72.2 million and will be delivered in July 2008.

In August 2007, Transocean Offshore Deepwater Drilling Inc. (“Transocean”) brought suit against Stena Drilling Limited in the United States District Court for the Southern District of Texas (“the Texas Action”), alleging that we infringed four U.S. patents owned by Transocean. In September 2007, we filed a motion to dismiss the Texas Action on jurisdiction grounds, which was granted on May 13, 2008.

On May 16, 2008, Stena Adactum made a public cash offer, in accordance with the provisions governing mandatory bids, to acquire the remaining shares in the affiliated company Ballingslöv AB (publ). Adactum had acquired additional shares in Ballingslöv during the second quarter of 2008 and had increased its interest in the share of capital of Ballingslöv from 28.6% to 38.4%. The total value of the offer is approximately SEK 1.2 billion.

Stena AB and Consolidated Subsidiaries

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (“SEK”), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Approximately 33% of the Company's total revenues are generated in US dollars and approximately 27% are generated in SEK. Also, approximately 30% of the Company's total expenses are incurred in US dollars and approximately 32% are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	Jan-Mar 2007	Jan-Mar 2008	Change

US $	7.01	6.2869	(10	) %
British pound	13.70	12.4301	(9	) %
Euro	9.19	9.4014	2%

Closing rates:	As of Dec 31, 2007	As of March 31, 2008	Change

US $	6.4342	5.9396	(8	) %
British pound	12.8146	11.7922	(8	) %
Euro	9.4508	9.3867	(1	) %

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED MARCH 31, 2008 COMPARED TO THREE MONTHS ENDED
MARCH 31, 2007

Revenues

Total revenues increased SEK 437 million, or 9%, in the three months ended March 31, 2008 to SEK 5,093 million from SEK 4,656 million in the three months ended March 31, 2007, as a result of increased revenues in all business segments, except for the Bulk Operations, partly offset by the weakening of the US dollar and the British pound against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 227 million, or 13%, in the three months ended March 31, 2008 to SEK 2,037 million from SEK 1,810 million in the three months ended March 31, 2007, mainly due to higher revenues from the freight and travel business due to higher volumes of passengers and freight units, together with higher ticket and freight prices and increased revenues from onboard sales.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 215 million, or 23%, in the three months ended March 31, 2008 to SEK 1,133 million from SEK 918 million in the three months ended March 31, 2007, mainly due to the new contract for the first DrillMax vessel Stena Drillmax, partly offset by the weakening of the US dollar against the SEK. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 95 million, or 9%, in the three months ended March 31, 2008 to SEK 928 million from SEK 1,023 million in the three months ended March 31, 2007.

Revenues from crude oil tankers decreased SEK 123 million, or 14%, in the three months ended March 31, 2008 to SEK 776 million from SEK 899 million in the three months ended March 31, 2007, mainly due to lower charter rates in the spot market, together with the weakening of the US dollar with respect to the SEK. In the three months ended March 31, 2008, the Company operated an average of 39 tankers (chartered in or owned), compared to an average of 42 tankers in the three months ended March 31, 2007.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 23 million, or 26%, in the three months ended March 31, 2008 to SEK 110 million from SEK 87 million in the three months ended March 31, 2007, mainly due to the delivery of the new built RoPax vessel BORJA in May 2007.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 23 million, or 5%, in the three months ended March 31, 2008 to SEK 517 million from SEK 494 million in the three months ended March 31, 2007, mainly due to increased rents and increased number of properties.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum´s subsidiaries. Revenues from Adactum increased SEK 67 million, or 16%, in the three months ended March 31, 2008 to SEK 476 from SEK 409 million in the three months ended March 31, 2007, mainly due to increased business activities in all subsidiaries. Of the total revenues in the three months ended March 31, 2008, SEK 220 million were related to “Blomsterlandet”, SEK 249 million to “Envac” and SEK 7 million to “Stena Renewable Energy” as compared to SEK 193 million related to “Blomsterlandet”, SEK 212 million related to “Envac” and SEK 4 million related to “Stena Renewable Energy” in the three months ended March 31, 2007.

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net losses of SEK (99) million for the three months ended March 31, 2008 as compared to SEK (151) million for the three months ended March 31, 2007, mainly due to increased maintenance, sale and purchase of new properties.

Net Gain on Sale of Vessels, Shipping. In the three months ended March 31, 2008 gains of SEK 32 million were recorded on the sale of the RoRo vessel Stena Shipper and one new built product tanker. In the three months ended March 31, 2007, no vessel sales were made.

Stena AB and Consolidated Subsidiaries

Net Gain on Sale of Properties. In the three months ended March 31, 2008, gains of SEK 1 million were recorded on the sale of properties. In the three months ended March 31, 2007, gains of SEK 89 million were recorded on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 330 million, or 11%, in the three months ended March 31, 2008 to SEK 3,466 million from SEK 3,136 million in the three months ended March 31, 2007, mainly as a result of increased operating expenses in all operations except for the shipping operations and the property business.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 268 million, or 20%, in the three months ended March 31, 2008 to SEK 1,607 million from SEK 1,339 million in the three months ended March 31, 2007, mainly due to increased expenses for bunker fuel and personnel. Direct operating expenses for ferry operations for the three months ended March 31, 2008 was 79% of revenues, as compared to 74% for the three months ended March 31, 2007.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 69 million, or 17%, in the three months ended March 31, 2008 to SEK 480 million from SEK 411 million in the three months ended March 31, 2007, mainly due to increased personnel expenses and costs for maintenance and repair for the rigs, partly offset by the weakening of the US dollar against the SEK. Direct operating expenses from drilling operations for the three months ended March 31, 2008 were 42% of drilling revenues, as compared to 45% for the three months ended March 31, 2007.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 47 million, or 6%, in the three months ended March 31, 2008 to SEK 770 million from SEK 817 million in the three months ended March 31, 2007.

Direct operating expenses associated with crude oil tankers decreased SEK 52 million, or 7%, in the three months ended March 31, 2008 to SEK 722 million from SEK 774 million in the three months ended March 31, 2007, mainly due to the weakening of the US dollar with respect to the SEK. Direct operating expenses for crude oil operations for the three months ended March 31, 2008 were 93% of revenues, as compared to 86% for the three months ended March 31, 2007. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 9 million, or 22%, in the three months ended March 31, 2008 to SEK 50 million from SEK 41 million in the three months ended March 31, 2007, mainly due the delivery of the new built RoPax vessel BORJA in May 2007 and charter hire costs for the RoRo vessel Mount Ventoux, which was sold and chartered back in August 2007. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended March 31, 2008 were 45% of revenues, as compared to 47% for the three months ended March 31, 2007.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations decreased SEK 10 million, or 5%, in the three months ended March 31, 2008 to SEK 195 million from SEK 205 million in the three months ended March 31, 2007, mainly due to lower energy costs due to warmer weather, partly offset by higher costs for increased number of properties. Direct operating expenses from property operations in the three months ended March 31, 2008 were 38% of property revenues, as compared to 41% for the three months ended March 31, 2007.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum´s subsidiaries. Direct operating expenses from Adactum operations increased SEK 43 million, or 12%, in the three months ended March 31, 2007 to SEK 409 million from SEK 366 million in three months ended March 31, 2007, mainly due to increased business activity in all subsidiaries. Of the total operating expenses in the three months ended March 31, 2008, SEK 218 million were related to “Blomsterlandet”, SEK 190 million to “Envac” and SEK 1 million related to “Stena Renewable Energy” as compared to SEK 190 million related to “Blomsterlandet” and SEK 162 million to “Envac” in the three months ended March 31, 2007. Direct operating expenses for Adactum

Stena AB and Consolidated Subsidiaries

operations for the three months ended March 31, 2008 were 86% of revenues, as compared to 89% for the three months ended March 31, 2007.

Selling and administrative expenses

Selling and administrative expenses increased SEK 83 million, or 16%, in the three months ended March 31, 2008 to SEK 591 million from SEK 508 million in the three months ended March 31, 2007, mainly due to increased personnel and consultancy costs and higher costs for advertising. Total selling and administrative expenses in the three months ended March 31, 2008 were 12% of total revenues, as compared to 11% for the three months ended March 31, 2007.

Depreciation and amortization

Depreciation and amortization charges increased SEK 80 million, or 19%, in the three months ended March 31, 2008 to SEK 493 million from SEK 413 million in the three months ended March 31, 2007, mainly as a result of depreciation charges for the first delivered DrillMax vessel Stena Drillmax and other vessels delivered. The weakening of the US dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in US dollars, contributed to decrease the depreciation and amortization charges.

Share of affiliated companies´ results

Share of affiliated companies´ results in the three months ended March 31, 2008 refer to the Company’s portion of the results of Midelfart Sonesson AB (publ), Ballingslöv AB (publ), Gunnebo AB (publ) and MPP Mediatec Group AB. As of March 31, 2008, the Company’s ownership in the capital of Midelfart Sonesson was 22.4%, the ownership in the capital of Ballingslöv was 28.6%, the ownership in the capital of Gunnebo was 25.4% and the ownership in the capital of Mediatec was 45%.  Gunnebo and Mediatec were accounted for as affiliated companies from the third quarter of 2007.

Share of affiliated companies´ results in the three months ended March 31, 2007 refer to the Company’s portion of the results of Midelfart Sonesson AB (publ) and Ballingslöv AB (publ). As of March 31, 2007, the Company’s ownership in the capital of Midelfart Sonesson was 22.4% and the ownership in the capital of Ballingslöv was 25.6%.

Financial income and expense, net

Financial income and expense, net decreased by SEK 328 million in the three months ended March 31, 2008 to SEK (276) million from SEK 52 million in the three months ended March 31, 2007.

Net gain (loss) on securities in the three months ended March 31, 2008 was SEK 77 million, of which SEK 33 million related to net realized gains on marketable securities and equity securities and investments in Variable Interest Entities (“VIEs”), SEK (873) million related to net unrealized losses on marketable securities and equity securities and SEK 917 million related to the termination of the financial leases for Stena DrillMax and the RoPax vessels Stena Trader and Stena Traveller. Net gain (loss) on securities in the three months ended March 31, 2007 amounted to SEK 324 million, of which SEK 151 million related to net realized gains and SEK 173 million related to net unrealized gains.

Interest income in the three months ended March 31, 2008 decreased by SEK 33 million to SEK 244 million from SEK 277 million in the three months ended March 31, 2007. Interest income related to the investments in VIEs increased SEK 37 million to SEK 190 million from SEK 153 million, partly as the result of the investment in a new VIE.

Stena AB and Consolidated Subsidiaries

Interest expense for the three months ended March 31, 2008 increased SEK 95 million to SEK (579) million from SEK (484) million for the three months ended March 31, 2007, mainly due to the issuance of the new Senior Notes in February, 2007, partly affected by the purchase, in February 2007, of the Senior Notes due 2012 and the valuation of the interest rate swaps which are valued in the P/L. Interest expenses from valuation of interest rate swaps was SEK (114) million for the three months ended March 31, 2008 compared to SEK (43) million for the three months ended March 31, 2007. Interest expense for the investments in VIEs increased SEK 15 million to SEK (110) million from SEK (95) million as a result of the investment in a new VIE.

During the three months ended March 31, 2008, the Company had foreign exchange losses, net of SEK (14) million. In the three months ended March 31, 2007, the Company had foreign exchange gains, net of SEK 63 million.

Other financial income (expense) of SEK (25) million for the three months ended March 31, 2008 includes SEK (8) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Other financial income (expense) of SEK (138) million for the three months ended March 31, 2007 includes expenses of SEK (97) million for the repurchase of the Senior Notes due 2012, SEK (20) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs.

Income taxes

Income taxes for the three months ended March 31, 2008 were SEK 256 million, consisting of current taxes of SEK (19) million and deferred taxes of SEK 275 million, mainly due to the benefit of the sale of subsidiaries which have been a part of the financial leases related to Stena Drillmax and the RoPax vessels Stena Trader and Stena Traveller. Income taxes for the three months ended March 31, 2007 were SEK 14 million, consisting of current taxes of SEK (32) million and deferred taxes of SEK 46 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of March 31, 2008, the Company had total cash and marketable securities of SEK 8,111 million as compared with SEK 11,562 million as of December 31, 2007.

For the three months ended March 31, 2008, cash flows provided by operating activities amounted to SEK 1,031 million as compared to SEK 812 million in the first three months ended March 31, 2007. For the three months ended March 31, 2008, cash flows used in investing activities amounted to SEK (1,291) million, including SEK (1,724) million related to capital expenditures. For the three months ended March 31, 2007, cash flows used in investing activities amounted to SEK (2,759) million, including SEK (1,615) million related to capital expenditures. Cash flows provided by financing activities for the three months ended March 31, 2008 amounted to SEK 186 million. For the three months ended March 31, 2007, cash flows provided from financing activities amounted to SEK 2,443 million, mainly relating to the new Senior Notes due 2017 and the Senior Notes due 2019 sold in February 2007.

Total construction in progress as of March 31, 2008 was SEK 5,616 million as compared to SEK 5,821 million as of December 31, 2007. The remaining capital expenditure commitment for newbuildings on order as of March 31, 2008 was SEK 8,139 million, of which SEK 2,814 million is due during 2008, SEK 2,060 million is due during 2009, SEK 2,802 million is due 2010 and the rest is due in 2011. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Total interest bearing debt as of March 31, 2008 was SEK 31,933 million, excluding the debt in the VIEs, as compared with SEK 32,731 million as of December 31, 2007. Interest bearing debt in the VIEs as of March 31, 2008 was SEK 7,459 million as compared with SEK 8,021 million as of December 31, 2007. Total debt decreased mainly due to the strengthening of the closing rate of the SEK against the US dollar. As of March 31, 2008, $511 million was utilized under the $1 billion revolving credit facility, of which $21 million was used for issuing of bank guarantees. As of December 31, 2007, a total of $574 million was outstanding under this facility, of which $21 million was used for issuing of bank guarantees. The utilization of the $350 million revolving credit facility, that has been entered into by Stena Royal S.a.r.l. (“Stena Royal”), a subsidiary in the unrestricted group, was as of March 31, 2008, $118 million compared to $109 million as of December 31, 2007.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

We issued $200 million Senior Notes due 2012 in November, 2002, $175 million Senior Notes due 2013 in December, 2003 and $250 million Senior Notes due 2016 in November, 2004. For the year ended December 31, 2007, Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than one small property) and four subsidiaries, Stena Finanzverwaltungs AG, Stena Investment Luxembourg S.á.r.l. (‘‘Stena Investment’’), Stena Royal, and Stena Adactum AB (‘‘Adactum’’), whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which the Senior Notes were issued, the subsidiaries through which the property operations are conducted (other than one small property), together with Stena Finanzverwaltungs AG, Stena Investment, Stena Royal and Adactum, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In February 2007, we purchased approximately $177 million of our Senior Notes due 2012 pursuant to a tender offer and consent solicitation. Also in February 2007, we completed an offering of €300 million of Senior Notes due 2017 and €102 million of Senior Notes due 2019. For purposes of the indentures pursuant to which these notes where issued, the subsidiaries mentioned above are also designated as unrestricted subsidiaries and, as a result, are not bound by the provisions of these indentures.

In the first quarter of 2008, we repurchased $18 million of our Senior Notes due 2013 and $43 million of our Senior Notes due 2016. As of March 31, 2008, there were $152.8 million of our Senior Notes due 2013 outstanding and $129 million of our Senior Notes due 2016 outstanding.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 5.936, the noon buying rate on March 31, 2008.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Three month periods ended
	March 31, 2007	March 31, 2008
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	1,810	2,037	343
Drilling	918	1,133	191
Shipping	1,023	928	156
Property	1	0	0
Other	2	2	0
Total revenues	3,754	4,100	690

Net gain on sales of assets	-	33	5
Total other income	-	33	5

Direct operating expenses:
Ferry operations	(1,339)	(1,607)	(271)
Drilling	(411)	(480)	(81)
Shipping	(817)	(770)	(130)
Property	(1)	(4)	0
Total direct operating expenses	(2,568)	(2,861)	(482)

Selling and administrative expenses	(407)	(489)	(82)
Depreciation and amortization	(398)	(480)	(80)

Total operating expenses	(3,373)	(3,830)	(644)

Income from operations	381	303	51

Financial income and expense:
Dividends received	3	5	1
Gain (loss) on securities, net	41	674	113
Interest income	190	128	22
Interest expense	(215)	(269)	(45)
Foreign exchange gains (losses), net	64	(10)	(2)
Other financial income (expense), net	(115)	(2)	0

Total financial income and expense	(32)	526	89

Income before taxes	349	829	140

Income taxes	32	134	22

Net income	381	963	162

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2007	March 31, 2008
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	177	241	41
Tangible fixed assets:
Vessels	15,343	15,383	2,592
Construction in progress	5,537	5,260	885
Equipment	638	503	85
Ports…………………………………………………………………….	1,092	999	168
Property	133	260	44
Total tangible fixed assets	22,743	22,405	3,774
Financial fixed assets:
Marketable securities	610	523	88
Intercompany accounts, noncurrent	6,981	6,412	1,080
Other assets	6,912	6,447	1,086
Total noncurrent assets	37,423	36,028	6,069
Current assets:
Inventories	260	273	46
Trade debtors	2,061	2,103	354
Other receivables	2,756	4,359	734
Intercompany accounts, current	1,480	1,680	283
Prepaid expenses and accrued income	654	857	145
Short-term investments	2,559	244	41
Cash and cash equivalents	505	639	108
Total current assets	10,275	10,155	1,711

Total assets	47,698	46,183	7,780

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	19,639	20,387	3,434
Total shareholders’ equity	19,644	20,392	3,435

Noncurrent liabilities:
Long-term debt	8,927	9,589	1,603
Senior notes	5,973	5,378	918
Capitalized lease obligations	2,307	1,574	265
Other noncurrent liabilities	828	754	126
Deferred income taxes	1,323	1,190	200
Other provisions	4,150	2,854	481
Total noncurrent liabilities	23,508	21,339	3,593
Current liabilities:
Short-term debt	758	692	117
Capitalized lease obligations	154	72	12
Trade accounts payable	569	454	76
Income tax payable	73	72	12
Other liabilities	241	217	37
Intercompany balances, current	2	-	-
Accrued costs and prepaid income	2,749	2,945	496
Total current liabilities	4,546	4,452	750

Total shareholders’ equity and liabilities	47,698	46,183	7,780

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Three month periods ended
	March 31, 2007	March 31, 2008
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	381	963	162
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	398	480	80
Gain on sale of property, vessels and equipment	-	(33)	(5)
Gain on securities, net	(41)	(674)	(113)
Unrealized foreign exchange (gains) losses	(74)	106	18
Deferred income taxes	(59)	(142)	(24)
Other non cash items	(64)	(9)	(2)
Provision for pensions	(147)	(134)	(23)
Net cash flows from trading securities	(195)	1,592	268
Changes in working capital	2	(1,316)	(221)
Net cash provided by operating activities	201	833	140

Net cash flows from investing activities:
Purchase of intangible assets	(15)	(15)	(3)
Cash proceeds from sale of property, vessels and equipment	1	198	34
Capital expenditure on property, vessels and equipment	(1,450)	(1,573)	(265)
Purchase of subsidiaries, net of cash acquired	-	(55)	(9)
Proceeds from sale of securities	-	78	13
Purchase of securities	(123)	(77)	(13)
Other investing activities	47	(182)	(31)
Net cash used in investing activities	(1,540)	(1,626)	(274)

Net cash flows from financing activities:
Proceeds from issuance of debt	4,795	1,742	294
Principal payments on debt	(1,881)	(500)	(84)
Net change in borrowings on line-of-credit agreements	(702)	(819)	(138)
Principal payments on capital lease obligations	(10)	(535)	(90)
Net change in restricted cash accounts	(108)	485	82
Intercompany accounts	(377)	421	71
Other financing activities	(155)	(5)	(1)
Net cash provided by financing activities	1,562	789	134

Effect of exchange rate changes on cash and cash equivalents	(85)	138	23

Net change in cash and cash equivalents	138	134	23

Cash and cash equivalents at beginning of period	657	505	85

Cash and cash equivalents at end of period	795	639	108

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Three month periods ended
	March 31, 2007	March 31, 2008
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	969	911	153

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to net cash provided by operating activities is presented below:

	Three month periods ended
	March 31, 2007	March 31, 2008
	SEK	SEK	$
	(in millions)
Income from operations	381	303	51
Adjustments:
Interest income	190	128	22
Depreciation and amortization	398	480	80
Excess gain on vessel disposition	-	-	-
Adjusted EBITDA	969	911	153
Adjustments:
Gain on sale of vessels	-	(33)	(5)
Net cash flows from trading securities	(195)	1,592	268
Interest expense	(215)	(269)	(45)
Unrealized foreign exchange (gains) losses	(74)	106	18
Provisions for pensions	(147)	(134)	(23)
Other non cash items	(64)	(9)	(2)
Changes in working capital	2	(1,316)	(221)
Excess gain on vessel disposition	-	-	-
Other items	(75)	(15)	(3)

Net cash provided by operating activities	201	833	140